Page 1 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b)(c), AND(d)AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                            SCHICK TECHNOLOGIES, INC.
                                (Name of Issuer)


                      Common Stock $.01 par value per share
                         (Title of Class of Securities)


                                    806683108
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-(c)

     |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages


                                  SCHEDULE 13G


CUSIP NO.      806683108

================================================================================
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David B. Schick

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                (a)[__]
                                (b)[__] Joint Filing
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
                            5.      SOLE VOTING POWER
       NUMBER OF                    2,192,845
        SHARES
     BENEFICIALLY           6.      SHARED VOTING POWER
       OWNED BY                     0
         EACH
      REPORTING             7.      SOLE DISPOSITIVE POWER
        PERSON                      2,192,845
         WITH
                            8.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,192,845

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     21.79%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages


ITEM 1(a). Name of Issuer

           Schick Technologies, Inc. (the "Issuer")

ITEM 1(b). Address of Issuer's Principal Executive Offices

           31-00 47th Avenue
           Long Island City, NY 11101

ITEM 2(a). Name of Person Filing

           David B. Schick

ITEM 2(b). Address of Principal Business Office

           31-00 47th Avenue
           Long Island City, NY 11101

ITEM 2(c). Citizenship

           United States

ITEM 2(d). Title of Class of Securities

           Common Stock, $.01 par value


ITEM 2(e). CUSIP Number

           806683108

ITEM 3.    Identification

           Not  Applicable

                                                               Page 4 of 5 pages

ITEM 4.  Ownership

     (a) Amount Beneficially Owned as of December 31, 1999: 2,192,845 shares, consisting of 2,183,300 shares held jointly by Mr. Schick and his wife and 9,545 shares issuable under outstanding stock options granted to Mr. Schick.


     (b)  Percent of Class: See Item 11 of Cover Page

          A Statement on Schedule 13D was filed by Mr. Schick on January 7, 2000. Accordingly, Mr. Schick will no longer be reporting his ownership of shares on Schedule 13G.

     (c)  Number of Shares as to which Such Person Has:

          (i) Sole power to vote or to direct the vote: See Item 5 of Cover Page

          (ii) Shared power to vote or to direct the vote: See Item 6 of Cover Page

          (iii)     Sole power to dispose or to direct the  disposition  of: See
                    Item 7 of Cover Page

          (iv)      Shared power to dispose or to direct the disposition of: See
                    Item 8 of Cover Page

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not  Applicable

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not  Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not  Applicable

ITEM 8.   Identification and Classification of Members of the Group

          Not  Applicable

ITEM 9.   Notice of Dissolution of Group

          Not  Applicable

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ITEM 10.  Certifications

          Not  applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: 2/14/00

                                                         By: /s/ David B. Schick
                                                             -------------------
                                                             David B. Schick